GREENBERG TRAURIG LLP

The MetLife Building

200 Park Avenue

New York, New York 10166

Spencer G. Feldman

(212) 801-9221

February 10, 2006

VIA FACSIMILE, FIRST CLASS MAIL AND EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Adam Halper, Esq.

Division of Corporation Finance

Re:	Debt Resolve, Inc. (the "Company")
Registration Statement on Form SB-2 (No. 333-128749)

Ladies and Gentlemen:

On behalf of the Company, we hereby request that the above-referenced Registration Statement be withdrawn at this time. The Registration Statement was not previously declared effective by the staff of the Commission and no securities were sold pursuant to such Registration Statement. The Company’s decision to withdraw the Registration Statement was based on the current volatility in the equity market toward smaller initial public offerings of emerging growth companies and to permit the Company to more flexibly raise needed financing in the near term.

In accordance with Rule 477 under the Securities Act of 1933, as amended, and certain telephone interpretations of the staff, the Company respectfully requests that the registration filing fee previously paid in connection with the Registration Statement be carried forward and taken into account in any subsequent Securities Act filing.

Please do not hesitate to contact me (tel: 212-801-9221) or Constantine Potamianos of this office (tel: 212-801-6914) if you have any questions regarding this letter.

Very truly yours,
/s/Spencer G. Feldman
Spencer G. Feldman

SGF/dp

cc: Mr. James D. Burchetta